

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 20, 2006

Mr. Thomas P. Cawley
Chief Financial Officer
Peet's Coffee & Tea, Inc.
1400 Park Avenue
Emeryville, California  94608-3520

> **Re:** **Peet's Coffee & Tea, Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2006**
> **Filed March 16, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 2, 2006**
> **Filed May 5, 2006**
> **Response Letter Dated May 25, 2006**
> **File No. 000-32233**

Dear Mr. Cawley:

We have reviewed your filings and response letter and have the following comments.  We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended April 2, 2006

Management's Discussion and Analysis, page 9

1.      We note your response to prior comment 5, indicating that in future filings, you will omit your non-GAAP presentation of stock-based compensation and instead will provide the disclosures required under paragraph 84 of SFAS 123(R) in your stock-based compensation note.  Since your non-GAAP presentation is not an

> appropriate application of the guidance in Item 10(e) of Regulation S-K, and since paragraph 84 of SFAS 123(R) requires disclosures in the period of adoption, we believe you should amend your Form 10-Q to reflect the revisions necessary for appropriate disclosure.

## Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief